

DIVISION OF
CORPORATION FINANCE

January 26, 2006

Mr. Joseph T. Jurkowski Jr., Esq.
Bear Stearns Commercial Mortgage Securities Inc.
383 Madison Avenue
New York, New York 10179

Re: **Bear Stearns Commercial Mortgage Securities Inc.**
        Registration Statement on Form S-3
        Filed December 30, 2005
        File No. 333-130789

Dear Mr. Jurkowski,

We have limited our review of your filing for compliance with Regulation AB.
Please note that our limited review covers only those issues addressed in the comments
below. Please also note that our comments to either the base prospectus and/or the
supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so that we can better understand your disclosure. After reviewing this
information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established,
   directly or indirectly, by the depositor or any affiliate of the depositor has been
   current and timely with Exchange Act reporting during the last twelve months
   with respect to asset-backed securities involving the same asset class. Please refer
   to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK
   codes for any affiliate of the depositor that has offered a class of asset-backed
   securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. We suggest explicitly incorporating the appendices into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Prospectus Supplement

Cover Page

4. It appears from the last paragraph that expenses payable by the depositor may be deducted from the offering proceeds. If that is the case, please provide the disclosure required by Item 1107(j) of Regulation AB, if applicable.

Summary of Prospectus Supplement, page S-9

5. Due to the large number of transaction parties, please consider including a diagram to illustrate the relationships among the parties. Refer to Item 1103(a) of Regulation AB.

Other Conflicts, page S-62

6. Please also include a separately captioned section, perhaps in the Transaction Parties section starting on page S-67, to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB, and include a reference to this affiliations section in the table of contents.

Reports to Certificateholders; Available Information, page S-93

7. A disclaimer of liability for material information by the trustee or paying agent or any of their affiliates is not appropriate. Please revise to delete the disclaimer at the top of page S-95, and any other similar ones in the prospectus.

8. Furthermore, please tell us what type of disclaimer the paying agent may require in connection with providing access to its website.

9. Please revise the second paragraph on page S-96 in the "Other Information" section to reflect the SEC's new address: 100 F. Street, NE, Washington, DC 20549.

The Swap Counterparty, page S-101

10. Please revise here and throughout to clarify that "swap agreements" will be limited to interest rate or currency swaps or advise us how the other anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Base Prospectus

Cover Page

11. Please also identify the sponsor on the cover page. Refer to Item 1102(a) of Regulation AB.

12. Please revise the list of possible credit enhancements to include all types of support referenced later in the document, on pages 24 and 57-59.

Description of the Trust Funds, page 13

13. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Securities Act Rule 190 for the participations in mortgage loans referenced in the first bullet point.

14. Clarify for us what you mean by MBS that "evidence interests in" commercial mortgage loans in the second bullet point. If those "interests" are similar to the mortgage participations referenced in the first bullet point, please also tell us how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190 for the "interests" in CMBS.

Credit Support, page 24

15. Please revise your disclosure so that it reflects a discrete list of the types of credit enhancement that may be used in a takedown. For example, the phrases "...or by one or more other types of credit support..." and "other types...may include..." appear to reflect that this list is not complete.

16. We note that "cross-support provisions" is referenced in the more detailed credit support section on page 57, but not listed here. Please revise as appropriate.

17. Please provide a reference to the more detailed discussion of credit support located on page 57 of the base prospectus.

Cash Flow Agreements, page 24

18. Please provide a more detailed discussion, either here, or later in the document, regarding the agreements you reference in this section. Refer to Item 1115(a) of Regulation AB.

19. In addition, please provide bracketed disclosure of the cash flow agreements in the prospectus supplement.

Method of Distribution, page 103

20. Please revise the third paragraph on page 104 to reflect that underwriters and dealers participating in the distribution "will be deemed" to be underwriters in connection with those certificates, not "may be deemed." Similarly, please revise the sixth paragraph on this page to reflect that purchasers of the offered certificates that are also dealers, "will be deemed" to be underwriters, not "may be deemed."

Item 16. Exhibits

21. We are unable to locate the underwriting or pooling and servicing agreement you are incorporating by reference because the reference to the file number appears to be inaccurate. Please advise.

22. Please also advise if you plan to file an updated pooling and servicing agreement to incorporate changes you may need to make to comply with Regulation AB. If so, please provide us with a marked copy to show those changes.

Item 17. Undertakings

23. Please revise to conform to the new proviso to Item 512(a)(1) of Regulation S-K, which begins with "Provided, however,..." and includes three paragraphs, (A), (B) and (C).

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3814.

Sincerely,

Sara W. Dunton

Sara W. Dunton
Senior Attorney

cc: Via Facsimile (212) 504-6666
Mr. Frank Polverino
Cadwalader, Wickersham & Taft LLP
Telephone: (212) 504-6820